Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 24-17

Silver North Completes Drilling at Haldane Property

•Two holes successfully intersect Main Fault, confirming a fourth silver vein target at Haldane

•Main Fault expressed as a wide structural zone with the presence of classic Keno-style quartz-siderite+/- sulphide veins and breccias

Vancouver, BC, October 16, 2024 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) is pleased to announce that the 2024 drilling campaign at the wholly owned Haldane Property in the historic Keno Hill Silver District, Yukon, has been completed. A total of 732 metres of drilling was completed in 3 holes testing the West Fault and Main Fault targets. This marks Silver North’s first test of the Main Fault, with two holes successfully intersecting the target in moderately to unoxidized rocks allowing for strong recovery of the vein targets. The 8,579 hectare Haldane Property is located 25 km west of Keno City, YT and hosts numerous occurrences of silver-lead-zinc-bearing quartz siderite veins as seen elsewhere in the district.

“We are very pleased with the progress we made at Haldane in this program,” stated Jason Weber, P.Geo., President and CEO of Silver North. “We have shown that the Main Fault is another viable target with wide intersections of the structure 150 and 190 metres below surface, hosting classic Keno-style veins and breccias with siderite gangue and sulphide mineralization. Regardless of the silver grades returned from these two Main Fault intersections, we can confidently say we have added a fourth viable silver target at Haldane.”

In addition to continuing step out tests of the West Fault target, an important goal of the 2024 program was to test the Main Fault below the level of oxidation for a true representation of this target’s potential for high grade silver mineralization. The surface expression of the Main Fault indicates potential for a large structure, with historical oxidized vein samples at surface averaging 151 g/t silver over 7.6 m and 223 g/t silver over 3.6 m at the Main Zone and Main Zone South showings. Heavily oxidized, poorly recovered intersections in 2011 and 2013 drilling by previous operators intersected similarly anomalous results.

Hole HLD24-29 intersected a somewhat oxidized structure above the Main Fault from 158.6 – 162.0m followed by unoxidized Main Fault breccia and siderite vein from 171.0 to 176.7m. The width of this zone warranted a follow up hole, targeting the structure 50 metres down dip. Hole HLD24-30 accomplished this, intersecting the same partially oxidized structure above the Main Fault from 171.0 – 172.5m and the Main Fault as a much wider, unoxidized, structural zone from 183.5 to 203.0 metres down hole, exhibiting multiple fault splays with strong gouge and breccia zones as well as quartz-siderite+/- sulphide veins. Being the first holes in this target, silver grades cannot be reliably estimated for these intersections, but regardless, the program has successfully shown that the Main Fault is a viable silver target with strong Keno District characteristics indicating its potential to host high grade silver mineralization as seen elsewhere in the district.

A fourth hole at the Bighorn target was dropped from the program due to deteriorating conditions that made drill pad access difficult. Bighorn remains a high priority target and a pad was constructed early in the program that will be available for use in the next drill campaign at Haldane.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim silver project (under option to Coeur Mining, Inc.).

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

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